Christopher Peterson +1 212.836.8861 Direct Christopher.Peterson@arnoldporter.com February 17, 2022 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Robert Shapiro Mr. Doug Jones Re: HF Foods Group Inc. Form 10-K for the Year Ended December 31, 2020 Filed March 16, 2021 Form 10-Q for the Fiscal Quarter Ended September 30, 2021 Filed November 15, 2021 File No. 001-38180 Dear Mr. Shapiro and Mr. Jones: On behalf of our client, HF Foods Group Inc. (the “Company”), reference is made to the comment letters dated November 23, 2021 and February 3, 2022 (the “Comment Letters”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Report on Form 10-K for the year ended December 31, 2020, filed with the Commission on March 16, 2021 and the Company’s Report on Form 10-Q for the fiscal quarter ended September 30, 2021, filed with the Commission on November 15, 2021. As discussed with the Staff on February 16, 2022, in order to consider and fully respond to the comments raised by the Staff in the Comment Letters and further supplement the Company’s prior response letter dated December 22, 2021, the Company believes that it will require additional time beyond the ten business days referred to in the February 3, 2022 comment letter. Accordingly, the Company respectfully requests an extension of the time to respond until March 4, 2022.

2 We are grateful for the Staff’s assistance in this matter. Please direct any questions or notifications regarding the foregoing to me at (212) 836-8861 or Christopher.Peterson@arnoldporter.com. Sincerely, /s/ Christopher Peterson Christopher Peterson cc: Kong Hian Lee Chief Financial Officer HF Foods Group Inc. cc: Christine Chang General Counsel and Chief Compliance Officer HF Foods Group Inc.